Exhibit 99.2

Management Discussion and Analysis

August 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2018 and 2017. The MD&A was prepared as of November 28, 2018. All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the year ended August 31, 2018

Financial:

•	Subsequent to August 31, 2018, the Company received loans in the amount of US$1,230,799 in cash and gold bullion loans maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27-$0.34 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27-$0.34 per share.

•	During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.274 - US$0.3469 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.274 - US$0.3469 per share.

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752.

•	During the year ended August 31, 2018, the Company closed $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.267 - $0.3446 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.267 - $0.3446 per share. There is no prepayment penalty.

1

Management Discussion and Analysis

August 31, 2018

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

•	The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

•	During the year ended August 31, 2017, the Company received loans in the amount of US$884,078 with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

•	On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

•	On September 1, 2016, the Company closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share. The common stock issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common stock becomes effective.

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

2

Management Discussion and Analysis

August 31, 2018

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. The closing of the second tranche of the financing was conditioned upon a valid registration statement for the common stock issued or issuable to the investor upon exercise of warrants being declared effective by the U.S. Securities and Exchange Commission. The Commission declared the Company’s Form F-3 Registration Statement registering the stock effective on September 23, 2016.

Operational:

•	The amended and updated Buckreef Pre-Feasibility Independent Technical Report (ITR) by Virimai Projects (QP) effective from June 26, 2018 and in accordance with Canadian NI43-101 reporting standards was published on SEDAR in June 2018.

•	No mining or ore processing activities conducted at South Pit and Plant during the quarter. Status is still care and maintenance while we wait for the resolution of the land compensation issue and issuance of the renewed SML certificate.

•	Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1-Pad#3+Crusher pad) as of 31st August 2018 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•	The disposition of the Ore stockpiled as of 31st August 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

•	The list of TRX license holdings portfolio and liabilities was updated during the quarter. All field work still suspended on all projects with operations still focused on care & maintenance of the Buckreef Special Mining License and camp till the company receives the renewed SML certificate.

•	A review of the Buckreef SML renewal certification process by the newly established Mining Commission is underway. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process.

3

Management Discussion and Analysis

August 31, 2018

•	Tenure on 12 Buckreef Project PLs (PL6427/10 – PL6432/10 & PL6544/10 - PL6549/10) expired on 20th June & 11th July 2018 respectively. New PL applications will be submitted after a 4 month grace period on 21st October & 10th November 2018 respectively, as per the Mining Act of 2010. The PLs are however still reflected as part of the TRX license portfolio on the Ministry of Energy and Minerals Portal as of 31st August 2018.

•	SML04/92 annual fees (US$80,200) for 2018/2019 were successfully paid on 2nd September 2018 within the 3 month grace period that ends on 11th September 2018.

•	The Company was served with a 7-day Ministerial eviction order to vacate the Kigosi project base camp while negotiations for renewed access. This was part of enforcing the law barring mining and exploration for gold and base metals in game reserve areas after the Minister of Natural Resources & Tourism visited the area on 26th July 2018.

•	The Company successfully relocated all pertinent equipment and drill-cores from the Kigosi camp to Buckreef mine site as part of compliance with the Ministerial order to vacate Luhwaika camp.

•	Issuance of the Itetemia Mining License (Applic. #01722), applied for on 4th November 2015 is reportedly still under review. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process. This will be completed and submitted during the upcoming quarter period.

•	Cumulative annual fees liabilities for entire portfolio now down to US$295,297 inclusive of late payment penalties fees of US$96,432 as of 31st August 2018. The significant drop is due to both forfeited licenses and also due to reviewed estimates based on rental rates for the three tenure periods (Initial, 1st Renewal and 2nd Renewal).

Overall Performance

As at August 31, 2018, the Company had current assets of $1,322,307, compared to $1,922,088 on August 31, 2017. The decrease is mainly due to inflows from proceeds of convertible loans issued of $1,754,291 (2017 - $1,181,993) and inflows from proceeds of gold loans issued of $1,312,660 (2017 - $nil), offset by outflows in regards to expenditures on exploration of $1,305,094 (2017 - $1,568,614) and cash used in operations of $2,351,200 (2017 - $4,283,489). Mineral properties and deferred exploration assets were $49,912,854 as at August 31, 2018, compared to $46,920,303 at August 31, 2017.

Net loss for the year ended August 31, 2018 was $6,897,397, compared to a net loss of $6,434,112 in the comparable year ended August 31, 2017. Net loss remained fairly consistent between the two periods. Variances in expenses are discussed below.

The main difference in net loss between the two periods is due to the loss on settlement of debt for shares which increased to $522,226 (2017 - $141,108) as the price of the stock increased and interest and principal on the various loans were converted to shares.

4

Management Discussion and Analysis

August 31, 2018

Share Capital:

During the year ended August 31, 2018, the Company issued 385,147 shares (2017 – 695,991 shares) pursuant to the RSU plan with a value of $188,722 (2017 - $1,040,990). The Company issued 1,172,128 (2017 – 814,089) shares with a value of $612,900 (2017 - $542,447) in connection with interest payments related to the convertible loans and gold bullion loans outstanding. The Company issued 1,354,405 shares (2017 – 83,333) with a value of $792,381 (2017 - $49,166) for settlement of convertible loans as well. During the comparative period, in September 2016, the Company also completed its private placement financing issuing 7,197,543 shares for proceeds, net of issue costs, of $5,589,501. In connection with the private placement closed in September 2016, the Company also issued 3,146,944 shares pursuant to cashless exercise of warrants issued on the private placement. The Company also issued, in the comparative period, 458,329 and 187,321 shares with a value of $288,747 and $131,998 respectively for settlement of various leases and amounts due to related parties. In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below. The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2017	1,011
Net proceeds from convertible loans and gold bullion loans	3,067
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,305)
General corporate expenses	(2,347)
Funds available August 31, 2018	$426

At August 31, 2018, the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – $96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

5

Management Discussion and Analysis

August 31, 2018

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development. Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success. Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets. For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2018, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow. Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•	There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development. The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•	The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•	Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy. As well, concern about global growth may lead to future drops in the commodity markets. Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. Companies worldwide have been negatively affected by these trends. As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the year ended August 31, 2018	As at and for the year ended August 31, 2017	As at and for the year ended August 31, 2016
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(6,897,397)	$(6,434,112)	$(12,781,902)
Basic income (loss) per share	$(0.06)	$(0.05)	$(0.12)
Diluted income (loss) per share	$(0.06)	$(0.05)	$(0.12)
Total assets	$53,235,140	$51,353,088	$49,885,545
Total long term financial liabilities	$726,143	$1,774,581	$1,645,529
Cash dividends declared per share	$0	$0	$0

6

Management Discussion and Analysis

August 31, 2018

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2018 were $2,992,551 compared to $1,242,162 for the year ended August 31, 2017. Out of the net additions, $1,703,323 (2017 - $1,933,614 decrease) represents an increase/decrease due to foreign exchange in the current period on functional currency. The increase excluding these amounts saw expenditures of $1,289,228 for the year ended August 31, 2018 compared to $3,175,776 during 2017. The lower expenditure in 2018 is due to reduced financial resources currently available to the Company and a related reduction in exploration expenditures.

Net loss for the year ended August 31, 2018 was $6,897,397, compared to a net loss of $6,434,112 for the comparable year ended August 31, 2017. For the three month period ended August 31, 2018 and 2017, there was a net loss of $1,876,711 compared to a net loss of $1,307,313, respectively. Net loss and related expenditures were consistent between the two periods.

Variances in expenditures are set out below:

For the year ended August 31, 2018, depreciation expense was $386,845, compared to $421,983 for the year ended August 31, 2017. The decrease of $35,138 is due to a lower overall capital assets base as there were minimal additions during the period and prior fiscal year.

Consulting fees for the year ended August 31, 2018 were $938,569, compared to $805,943 in the comparable year ended August 31, 2017. Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project. The consultants were hired to advise in regards to the status of the processing plant and any modifications and changes to the operational process, and many were hired in replacement of salaried management and personnel that resigned or were let go during the course of the last year resulting in a decrease in salaries and benefits expenses discussed below. Consulting fees for the three months ended August 31, 2018 were $241,471 compared to $272,597 in the comparable period ended August 31, 2017. The amount remained consistent for the three month period.

Directors’ fees for the year ended August 31, 2018 were $111,625, compared to $186,826 in the comparable year ended August 31, 2017. The amount decreased as compared to the same period in the prior year due to director resignations during the prior year as well as no RSU issuances during the current year. For the three month period ended August 31, 2018, director fees amounted to $27,906 (2017 - $27,907). The amount was the same for the three month period.

Office and general expenses for the year ended August 31, 2018 were $121,757, compared to $197,457 in the comparable year ended August 31, 2017. Office and general costs decreased between the comparable periods due to continued cost reduction measures across all areas of the Company. For the three month period ended August 31, 2018, office and general expenses were $26,819 compared to $44,777 in the comparable period ended August 31, 2017. The reason for the decrease for the three month period is the same as above.

7

Management Discussion and Analysis

August 31, 2018

Shareholder information costs for the year ended August 31, 2018 decreased to $343,658 from $476,285 for the comparable year ended August 31, 2017. The amounts decreased due to reduced spending on investor relation services for the period. For the three month period ended August 31, 2018, shareholder information costs were $58,340 compared to $113,838 for the three month period ended August 31, 2017. The decrease is due to the same reason as the decrease for the year.

Professional fees increased by $91,186 for the year ended August 31, 2018 to $845,924 from $754,738 for the year ended August 31, 2017. Professional fees increased mainly due to increased work surrounding the adoption of the stock option plan incurred in the comparative period. For the three month period ended August 31, 2018 professional fees went from $17,001 for the three month period ended May 31, 2017 to $280,841. The increase is due to an increase in general corporate matters during the period.

Salaries and benefits expense increased to $605,659 for the year ended August 31, 2018 from $458,700 for the year ended August 31, 2017. Salaries and benefits increased due to an increase in payroll tax assessment in Tanzania. The expenses for the corresponding three month period ending August 31, 2018 and 2017 were $124,943 and $116,309 respectively and remained consistent between the two periods.

Share based payments for the year ended August 31, 2018 were $1,598,883, compared to $1,772,663 in the comparable year ended August 31, 2017. The decrease is due to the Company issuing 3,682,000 options (2017 – 3,750,000) with a value vested of $966,000 (2017 - $1,725,000) offset by the forfeiture of RSU’s of $65,098 (2017 - $(123,569)) as well as the repricing of the 3,750,000 options issued in 2016 which resulted in additional compensation of $240,000 (2017 - $nil), see note 7 of the unaudited interim condensed consolidated financial statements for the years ended August 31, 2018 and 2017 for details of stock options issued.

For the year ended August 31, 2018, travel and accommodation expense were lower at $24,335 compared to $31,267 in 2017. Travel and accommodation expense decreased due to cost cutting measures across all areas of the Company. For the three months ended August 31, 2018 and 2017, travel and accommodation went from $(4,103) in 2017 to $1,098. Travel and accommodation expense were minimal during the period.

For the year ended August 31, 2018, the foreign exchange gain was $126,583 compared to an exchange gain of $161,593 for the same year ended August 31, 2017. The primary reason is the US Dollar exchange rate decreasing from 1.258 at August 31, 2017 to 1.3055 at August 31, 2018.

The interest accretion expense for the year ended August 31, 2018 was $819,060, compared to $725,696 for the year ended August 31, 2017. Interest accretion generally decreases as loans approach their maturity date. The amount increased due to additional loans issued during the course of fiscal 2017 and in the first quarter of fiscal 2018.

8

Management Discussion and Analysis

August 31, 2018

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,877)	$(1,698)	$(1,493)	$(1,830)	$(1,307)	$(1,643)	$(1,465)	$(2,019)
Basic and diluted income (loss) per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements. Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and former CEO who is currently still a director.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At August 31, 2018 the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – 96,566,577) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments. It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

9

Management Discussion and Analysis

August 31, 2018

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2018 an accrual of $260,000 (August 31, 2017 - $817,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $125,000 (August 31, 2017 - $404,000). The Company has recorded an accrual for all valid and active mining licenses.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2018		2017
Legal services	(i)	$	Nil	$82,455
Consulting	(ii)		$215,108	$203,274
Consulting	(iii)	$	Nil	$172,330

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2018, the legal expense charged by the firm was $nil (2017 - $82,455). As at August 31, 2018, $335,940 remains payable (August 31, 2017 - $370,940).

(ii) During the year ended August 31, 2018, $215,108 (2017 - $203,274) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2018, $nil (2017 - $172,330) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

10

Management Discussion and Analysis

August 31, 2018

As at August 31, 2018, the Company has a receivable of $40,086 (August 31, 2017 - $37,247) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

As at August 31, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $67,819 (August 31, 2017 - $56,631) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2018		2017
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$636,744	$773,348	$525,102	$1,175,439
Directors	111,625	414,000	111,625	673,200
Total	$748,369	$1,187,348	$636,727	$1,848,639

(1)	Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2)	Compensation shares may carry restrictive legends.
(3)	All RSU share based compensation is based on the accounting expense recorded in the year.
(4)	All stock option share based compensation is based on the accounting expense recorded in the year.

11

Management Discussion and Analysis

August 31, 2018

As at August 31, 2018, included in trade and other payables is $863,000 (August 31, 2017 - $638,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2018 $nil (August 31, 2017 - $nil) is outstanding. The balance is payable on demand, interest free, and unsecured.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 29, 2016, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 2,500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

Of the 2,500,000 shares authorized for issuance under the Plan, 2,500,000 (August 31, 2017 - 2,114,853) shares have been issued as at August 31, 2018.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

12

Management Discussion and Analysis

August 31, 2018

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See note 6 of the August 31, 2018 audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

13

Management Discussion and Analysis

August 31, 2018

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

14

Management Discussion and Analysis

August 31, 2018

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as fair value through profit and loss, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15

Management Discussion and Analysis

August 31, 2018

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2018, or August 31, 2017.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2018, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $4,000 (2017 - $10,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2018, the Company had current assets of $1,322,307 (August 31, 2017 - $1,922,088) and current liabilities of $13,332,992 (August 31, 2017 - $8,474,464). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $12,010,685 (August 31, 2017 - $6,552,376 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $995,000 on the consolidated statements of comprehensive loss.

16

Management Discussion and Analysis

August 31, 2018

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 129,276,365 common shares outstanding, 4,562,901 share purchase warrants outstanding, nil RSUs outstanding, and 7,432,000 stock options outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (April 2017). The production plans including financial analysis projections on the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo open pit mines. The June 26, 2018 NI43-101 pre-feasibility report is currently under review with the intent of determining the best plan to bringing the Buckreef project into production.

The Company continues exploring and evaluating various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. In addition, management decided that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit whose feasibility studies resulted in the application for a substantive Mining License that is still to be granted. The Luhala property holds modest but low cost gold extraction potential and still classified as an advanced stage exploration project. Kigosi project is a pre-production mining project whose development has been delayed due to recently enacted laws on mining in areas designated as game reserves.

Based on the Management’s adoption and implementation of the recommendations from the Executive Technical team to classify of all the company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for Joint venture & PLs to Discard/Abandon, efforts to pay up all outstanding annual fees on the PLs in the PLs to Retain and/or JV category are progressing well.

The five (5) critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally lumped up under Buckreef project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area as of August 31, 2018 are summarized in the sections below.

17

Management Discussion and Analysis

August 31, 2018

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Total

Balance, September 1, 2016	$24,034,731	$12,454,254	$5,962,715	$3,351,158	$45,802,858
Exploration expenditures:
Camp, field supplies and travel	187,940	19,565	—	—	207,505
License fees and exploration and field overhead	2,527,005	67,942	17,738	5,988	2,618,673
Geological consulting and field wages	206,722	—	—	—	206,722
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	168,284	—	—	—	168,284
Trenching and drilling	—	—	—	—	—
Recoveries	(25,408)	—	—	—	(25,408)
Foreign exchange translation	(1,037,832)	(513,491)	(244,842)	(137,449)	(1,933,614)
	2,026,711	(425,984)	(227,104)	(131,461)	1,242,162
	26,061,442	12,028,270	5,735,611	3,219,697	47,045,020
Write-offs	—	(124,717)	—	—	(124,717)
Balance, August 31, 2017	$26,061,442	$11,903,553	$5,735,611	$3,219,697	$46,920,303
Exploration expenditures:
Camp, field supplies and travel	237,264	39,462	4,494	—	281,220
License fees and exploration and field overhead	687,004	115,597	—	—	802,601
Geological consulting and field wages	191,327	—	—	—	191,327
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	—	—	—	—	—
Trenching and drilling	14,080	—	—	—	14,080
Recoveries	—	—	—	—	—
Foreign exchange translation	946,218	432,029	208,156	116,920	1,703,323
	2,075,893	587,088	212,650	116,920	2,992,551
	28,137,335	12,490,641	5,948,261	3,336,617	49,912,854
Write-offs	—	—	—	—	—
Balance, August 31, 2018	$28,137,335	$12,490,641	$5,948,261	$3,336,617	$49,912,854

18

Management Discussion and Analysis

August 31, 2018

Buckreef Project

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf). The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Project is fully-licensed for mining and extraction of gold.

The following cumulative work was completed up to 31st August 2018:

•	No mining or ore processing activities conducted at the Buckreef project during the reporting period. Status of the project for the quarter-ended 31st August 2018 is still care and maintenance while we wait for the issuance of the renewed SML certificate.
•	Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st August 2018 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.
•	The disposition of the Ore stockpiled as of 31st August 2018, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).
•	The amended and updated Buckreef Pre-Feasibility Independent Technical Report (ITR) by Virimai Projects (QP) effective from June 2018 and in accordance with Canadian NI43-101 reporting standards of mineral projects technical reports submitted to the Ontario Securities Commission got a go ahead from OSC and was published on SEDAR in June 2018.
•	Finalization of a detailed but provisional Buckreef Mine Closure plan based on technical data from the amended and updated Buckreef Technical Feasibility Report (effective date 26th June 2018) will commence during next quarter.
•	The revised Mine Closure Plan will be submitted for registration with Ministry of Mines and National Environmental Management Council (NEMC) of Tanzania once renewal certificate has been received.
•	Planned and reviewed additional Resource upgrade and deep Underground Potential diamond-core and RC drill-holes covering the entire Buckreef Main pit zone.

The Buckreef Gold project mineral resources as at 31st August 2018 using a cut-off grade of 0.5g/t is as summarized in the table below:

19

Management Discussion and Analysis

August 31, 2018

Buckreef Gold Project Mineral Resource Estimate as of 31st August 2018 (Source Virimai Projects, 2018)

The Buckreef Gold project pit-optimized mineral reserves as at 31st August 2018 using a cut-off grade of 0.3g/t is as summarized in the table below:

Buckreef Gold Project Mineral Reserve Estimate as of 31st August 2018 (Source Virimai Projects, 2018)

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41 Virimai 22nd June 2018 Pit Design Reserves Summary			
Prospect	**Reserves**	**Tonnes**	**Grade**	**In Situ Gold Content**	
Name	**Category**	**(Mt)**	**Au (g/t)**	**Kg**	**oz**
Buckreef	Proven	8,174,415	1.64	13,374.06	429,985.66
	Probable	8,174,147	1.40	11,435.72	367,666.58
	Waste	**160,217,840**			
Total (Proven + Probable)		**16,348,562**	**1.52**	24,809.78	797,652.24
Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02		
Total (Proven + Probable)		**1,055,666**	**1.04**	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-		
Total (Proven + Probable)		**70,183**	**2.35**	**111**	**3,582**
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734			
Total (Proven + Probable)		**1,608,536**	**2.04**	**2,743**	**88,182**
Grand Total	**Proven**	**9,352,183**	**1.72**	**16,092**	**517,358**
	Probable	**9,730,764**	**1.36**	**13,265**	**426,492**
	Proven +Probable	**19,082,947**	**1.54**	**16,749**	**943,851**

20

Management Discussion and Analysis

August 31, 2018

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf). The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

License Holding and Status (Buckreef & Buziba)

At the end of Q3_2018, the Buckreef and Buziba projects had 13 PLs and 1 SML covering a surface area of 95.38km2. The license status and statutory liabilities for the two projects are as shown in the table below:

Buckreef Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	Tenure on 12 PLs expired and new applications only allowed after a 4 month grace period on 20th October 2018 and 11th November respectively as per the Mining Act of 2010. PLs still our TRX MEM Portal portfolio as of 10th September 2018.
•	SML04/92 annual fees for 2018/2019 were paid up within the 3-month grace period to 11th September 2018.
•	The 6-man Mining Commission now responsible for SML certificate issuance commenced work and is still reviewing the Buckreef JV Agreement terms and conditions prior to issuance of the renewal certificate as per announcement by Hon Minister of Mines during budget deliberations in Parliament in May 2018.

21

Management Discussion and Analysis

August 31, 2018

•	A review of the Buckreef SML renewal certification process by the newly established Mining Commission is underway. The Commission circulated the Local Content Regulation documentation and The Pledge that are both mandatory for submission as the last critical part of their review process.
•	No response and/or directive was received as yet on the proposed land compensation for villagers affected by the proposed mining activity from the Hon Minister of Mines as yet.

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”). The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t:

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. The Company re-submitted all documentation required for the conversion of the Itetemia PL into a Mining License at the request of the relevant authorities in the Ministry of Mines. A follow up on the Mining License renewal shows that the application is still under review.

As of the 31st August 2018, the retained portion of the Itetemia project area has 6 active PLs and 1 ML application all covering a surface area of 31.92km2. The Itetemia Project license status and statutory liabilities are as shown in the table below:

22

Management Discussion and Analysis

August 31, 2018

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	Two (2) PLs (PL6059/09 & PL9564/14) have both technically expired. One is in the retain folder while the other is designated for discard. Liabilities for both are as shown in table above.
•	Four (4) PLs pending renewal after successful lodgment of renewal applications.
•	The ML application is still under review for over 2 years now and no response on the delayed application have been received from MEM offices. The ML application covers three (3) licenses registered under Tanzam2000 and one (1) license registered under Tancan Mining.
•	Follow-up enquiries with the licensing officer established that the processing of renewal applications and new applications are still on-hold pending a decision from the recently appointed 6-member Mining Commissioning that commenced work in March 2018.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities. We await the completion of this program with bated breath.

Gold Mine development plans at Kigosi continue to be shelved mainly since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve. Historical exploration on the project established a resource as shown in table below.

23

Management Discussion and Analysis

August 31, 2018

Kigosi Gold Project: Historical published Resource/Reserve results

The table below shows the status (as of 31st August 2018) of the Kigosi Project license portfolio (identified as critical to the project) has 9 active PLs and 1 ML all covering a surface area of 126.44km2. The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	All the 8 Kigosi PLs nominated for retention (black text) by the company have outstanding annual fee payments.
•	Kigosi ML 2017/2018 annual fees were due in October 2017 but have been withheld due to finalization of access negotiations or pending de-gazetting of the area into a forestry reserve.
•	All the 6 Kigosi PLs nominated for discard (red text) have outstanding annual fees and will, be left to forfeit. Of the six, two (2) PLs (PL9338/13 & PL9565/14) have technically expired and no renewal applications have been submitted.
•	Access to the project area is still difficult due to the prevailing uncertainty with the new laws enacted recently with especial reference to game reserves.

24

Management Discussion and Analysis

August 31, 2018

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study reporting.

At the end of this reporting quarter critical Luhala project area had 2 PLs covering a surface area of 17.31km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

25

Management Discussion and Analysis

August 31, 2018

Luhala Gold Project PL Portfolio Status - PLs Proposed for Retaining

•	Payment of outstanding annual fees for the critical Luhala PLs was completed as one of the conditions to submit renewal or extension applications.
•	We await offer letters from the Ministry of Mines.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management continues to streamline its license portfolio in Tanzania.

Liabilities for Prospecting Licenses proposed for possible Joint Venture partnerships and/or discard are summarized in the table below.

Rest of Gold Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

•	All the PLs have outstanding annual fees and penalty fee payments.
•	PLs highlighted in blue text are within the To JV category while those highlighted in red text are within the To Discard category.
•	20 of the PLs have technically expired thus a liability due to be written off our books once Ministry of Mines effects forfeiture in due course.

26

Management Discussion and Analysis

August 31, 2018

As of 31st August 2018 and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings in unpaid rents including the penalties is ~US$295,447 made up as follows:

•	Annual Fees: US$199,165 &
•	Penalty Fees: US$96,282.

The table below summarizes the liability by project area and category of PL (Retain, JV & Discard).

TRX All Project PL Portfolio Status – License Status and Liabilities as of 31st August 2018

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2018 filed on SEDAR as the Company’s Annual Information Form.

27

Management Discussion and Analysis

August 31, 2018

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P. Management conducted an assessment of the effectiveness of the DC&P in place as of August 31, 2018 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings. Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies. These limitations include limited personnel available for such work, geographical logistics and human error among others. The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR. Management conducted an assessment of the effectiveness of the ICFR in place as of August 31, 2018 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards. Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2018 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2018 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

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Management Discussion and Analysis

August 31, 2018

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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